50

AMENDMENT
VF 5-7-04

04016854

[illegible] STATES
[illegible] EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 51581

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 27 2004 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORNERSTONE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 METRO PLACE SOUTH, SUITE 720
(No. and Street)

DUBLIN (City) Ohio (State) 43017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW E. KRAUS 614-761-3812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

10 WEST BROAD STREET (Address) COLUMBUS (City), Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW E. KRAUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORNERSTONE CAPITAL CORPORATION, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER, VICE PRESIDENT
Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

DEBORAH S. LEPPERT
Notary Public, State of Ohio
My Commission Expires 04-11-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2003 and 2002

CORNERSTONE CAPITAL CORPORATION

Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2003 and 2002

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

We have audited the accompanying statements of financial condition of Cornerstone Capital Corporation as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Capital Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules as of December 31, 2003: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under The Securities and Exchange Act of 1934; Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under The Securities Act of 1934; and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
January 28, 2004

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 2,421,021	$ 4,231,849
Receivable from Cornerstone International Corporation	196,519	--
Receivable from Cornerstone Capital Partners Corporation	210,382	--
Furniture and equipment, at cost less accumulated depreciation	27,169	7,149
Other assets	109,937	20,344
Total assets	$ 2,965,028	$ 4,259,342
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued tax expense	$ 192,742	$ 1,249,861
Accrued compensation expense and other liabilities	479,066	995,611
Total liabilities	671,808	2,245,472
Stockholder's equity		
Common stock - no par value; 850 shares authorized, issued and outstanding		
Additional paid-in capital	345,989	345,989
Retained earnings	1,947,231	1,667,881
Total stockholder's equity	2,293,220	2,013,870
Total liabilities and stockholder's equity	$ 2,965,028	$ 4,259,342

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF INCOME
Years ended December 31, 2003 and 2002

	2003	2002
Fees and other revenue		
Underwriting fees	$ 1,171,542	$ 308,155
Advisory fees	120,425	75,000
Remarketing fees	408,124	350,257
Management and administrative fees from related company	586,576	3,592,563
Interest income	97,726	100,775
Total income	2,384,393	4,426,750
Expenses		
Personnel	978,261	1,154,698
General and administrative	405,040	322,134
Financial management fees to related company	373,000	--
Marketing	267,270	200,506
Total expenses	2,023,571	1,677,338
Income before income taxes	360,822	2,749,412
Income tax expense	81,472	1,249,861
Net income	$ 279,350	$ 1,499,551

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2003 and 2002

	Common Shares	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2002	850	$ 345,989	$ 168,330	$ 514,319
Net income	--	--	1,499,551	1,499,551
Balances at December 31, 2002	850	345,989	1,667,881	2,013,870
Net income	--	--	279,350	279,350
Balances at December 31, 2003	850	$ 345,989	$ 1,947,231	$ 2,293,220

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income	$ 279,350	$ 1,499,551
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	5,851	3,056
(Increase) decrease in other assets	(89,593)	1,020
Increase (decrease) in accrued taxes and expenses	(1,573,664)	1,479,285
Net cash from operating activities	(1,378,056)	2,982,912
Cash flows from investing activities		
Purchases of furniture and equipment	(25,871)	--
Issuance of receivable to Cornerstone International Corporation	(196,519)	--
Issuance of receivable to Cornerstone Capital Partners Corporation	(210,382)	--
Net cash from investing activities	(432,772)	2,982,912
Cash flows from financing activities	--	--
Net increase (decrease) in cash and cash equivalents	(1,810,828)	2,982,912
Cash and cash equivalents at beginning of year	4,231,849	1,248,937
Cash and cash equivalents at end of year	$ 2,421,021	$ 4,231,849

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Cornerstone Capital Corporation (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company does not operate as a clearing broker. The Company provides financing services through credit tenant leases, synthetic leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements include the accounts of the Company, a wholly-owned subsidiary of CII. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents: For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. Substantially all of the Company's cash is maintained in one unrelated banking institution, exceeding the $100,000 limit insured by the Federal Deposit Insurance Corporation.

Revenue Recognition: The Company receives fees for arranging or providing financing services. Underwriting and advisory fees received, net of pass-through items, are recognized as income at the time financing is complete and payment is substantially received.

Furniture and Equipment: Furniture and equipment is stated at cost less accumulated depreciation of $44,912 and $39,061 at December 2003 and 2002, respectively, and is depreciated using the double declining balance method over the estimated useful lives of the respective assets.

Income Taxes: The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the company filed on a separate return basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax rates. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now any such matters that would have a material effect on the financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company considers its required net capital to be $250,000, which would be the minimum requirement if it carried customer accounts. At December 31, 2003 and 2002, the Company had net capital of $1,708,774 and $1,905,533, which was $1,458,774 and $1,655,533 in excess of required net capital, respectively. At year-end 2003, the Company's ratio of aggregate indebtedness to net capital was 39.3%.

NOTE 4 – INCOME TAXES

A reconciliation of recorded Federal income taxes to the expected expense computed by applying the Federal statutory rate of 34% to the net income is as follows:

	2003	2002
Expected expense at statutory rate	$ 122,679	$ 934,800
State and local income taxes	29,989	288,000
Other	(71,196)	27,061
Total	$ 81,472	$ 1,249,861

The Company's deferred tax assets and liabilities are not material.

(Continued)

NOTE 5 – RELATED PARTY TRANSACTIONS

In 2002, the Company received a fee totaling $3.6 million from another subsidiary of CII for the contribution of the Company's management to the completion of a large transaction in 2002. The Company also recognized $586,576 in management and administrative fees in 2003 from other entities owned by CII. Additionally, the Company recognized $373,000 in management fee expense to CII in 2003.

Additionally in 2003, the Company issued receivables to CII in the amount of $196,519 and to Cornerstone Capital Partners Corporation, a subsidiary of CII, in the amount of $210,382.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of December 31, 2003

Net capital	
Total stockholder's equity	$ 2,293,220
Deductions and other charges	
Furniture and equipment, net	27,169
Other assets	516,838
Haircuts on securities – money market instruments	40,439
Net capital	$ 1,708,774
Aggregate indebtedness	
Items included in the statement of financial condition	
Accrued expenses and other liabilities	$ 671,808
Ratio: Aggregate indebtedness to net capital	39.3%
Computation of basic net capital requirement	
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 250,000
Net capital	1,708,774
Excess net capital	$ 1,458,774
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 1,641,593

CORNERSTONE CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934 (Continued)
As of December 31, 2003

Reconciliation with the Company's Computation:
(included in Part II of Form X-17a-5 for the Year Ended December 31, 2003)

Net capital, as reported in Company's unaudited Part II Focus report	$ 1,750,755
Audit adjustments*	(41,981)
Net capital, per above computation	$ 1,708,774

*Audit adjustments relate to accrual and tax asset/liability adjustments

CORNERSTONE CAPITAL CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2003

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ None
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ None
A. Number of items	None

CORNERSTONE CAPITAL CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2003

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	--
Customers' securities failed to receive		--
Credit balances in firm accounts, which are attributable to principal sales to customers		--
Other		--
TOTAL CREDIT ITEMS	$	--
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	--
TOTAL DEBIT ITEMS	$	--
RESERVE COMPUTATION		
Excess of total debits over total credits	$	--
Required deposits	$	--
Total cash or qualified securities held in a "Special Reserve Bank Account" At December 31, 2003	$	--

Crowe

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

In planning and performing our audit of the financial statements of Cornerstone Capital Corporation (the Company), a wholly-owned subsidiary of Cornerstone International, Inc., for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

(Continued)

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
January 28, 2004